UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.
(Name of Subject Company)

AT HOME GROUP INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04650Y100
(CUSIP Number of Class of Securities)

Mary Jane Broussard
Chief Administrative Officer, General Counsel and Corporate Secretary
1600 East Plano Parkway
Plano, Texas 75074
(972) 265-6137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Warren S. de Wied
Erica Jaffe
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by At Home Group Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Ambience Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Ambience Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, by and among Parent, Merger Sub, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $37.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on June 22, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the fifth paragraph under the section entitled “Tender Offer” as follows:

“The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on July 20, 2021, is being extended until 5:00 p.m., New York City time, on July 22, 2021 (the “Expiration Date”), unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. On July 20, 2021, H&F and Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.

Parent and Merger Sub expect that the Offer will be consummated promptly following the Expiration Date (as extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the Merger Agreement, and that the Merger will be consummated promptly following the consummation of the Offer.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, immediately prior to the section entitled “Cautionary Statement Regarding Forward-Looking Statements”:

“Extension of the Offer

On July 21, 2021, H&F and Parent issued a press release announcing the extension of the Offer until 5:00 p.m., New York City time, on July 22, 2021, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The full text of the press release is attached as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.

American Stock Transfer & Trust Co., LLC, the depositary and paying agent for the Offer, has advised Merger Sub that, as of the initial expiration time of the Offer, approximately 37,388,949 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 57% of the outstanding Shares. Accordingly, the Minimum Condition was satisfied as of the initial expiration time of the Offer, provided that in order for Merger Sub to be obligated to consummate the Offer, the Minimum Condition must be satisfied as of the Expiration Date (as extended hereby).

Parent and Merger Sub expect that the Offer will be consummated promptly following the Expiration Date (as extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the Merger Agreement, and that the Merger will be consummated promptly following the consummation of the Offer.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release, issued by H&F and Parent on July 21, 2021, announcing the extension of the Offer (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AT HOME GROUP INC.

Date: July 21, 2021	By:	/s/ MARY JANE BROUSSARD
Name: Mary Jane Broussard
Title: Chief Administrative Officer, General Counsel & Corporate Secretary